




13011724

SECURI   ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number   3235-0123
Expires: March 1, 2014
Estimated average burden
hours per response ... 12.00

SEC FILE NUMBER

8-65754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2012_____AND ENDING_____DECEMBER 31, 2012_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PONDVIEW CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
124932

151 FOREST STREET
(No. and Street)

SHERBORN   MA   01770
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN PERLMUTTER, Principal   1-508-650-0011
                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
     XX Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Franklin Perlmutter__ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __PondView Capital, LLC__, as of __December 31, 2012__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

✓ _____
Signature

✓ _____ Principal _____
Title


✓ _Jane Manning_____
Notary Public

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
-    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
-    (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

**Report on Internal Control Required By SEC Rule 17a-5 for a
Broker-Dealer claiming an exemption From SEC Rule 15c3-3**

Board of Directors and Sole Member
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

In planning and performing my audit of the financial statements of PondView Capital LLC (the Company), a wholly owned subsidiary of PondView LLC, for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 25, 2013

PONDVIEW CAPITAL LLC

(A WHOLLY OWNED SUBSIDIARY OF PONDVIEW LLC)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

Table of Contents



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

Board of Directors
Pondview Capital, LLC
Sherborn, MA

I have audited the accompanying statement of financial condition of Pondview Capital, LLC, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pondview Capital, LLC, December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: January 25, 2013

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Financial Condition
December 31, 2012

Assets

Cash $ 13,014

                                                                            $ 13,014

Liabilities and Member's Capital

Liabilities:
  Accrued Expenses $ 3,500

Member's Capital   9,514

                                                                            $ 13,014

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Income
Year Ended December 31, 2012

Revenue	$ 80,750
Operating Expenses	
Fees & License	1,487
Management Fees	14,400
Professional Fees	3,500
Email Compliance	600
Bank Charges	24
Total Operating Expenses	20,011
Net Income	$ 60,739

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2012

Balance, December 31, 201	$ 7,575
Net income	60,739
Member contributions	1,000
Distributions to member	(59,800)
Balance, December 31, 2012	$ 9,514

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView
Statement of Cash Flows
Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income (Loss)	$60,739	
Adjustments		
Less:		
Accured Expenses	(700)	
Cash from Operations		60,039
Cash Flows – Invested		
	————	
Investing Cash Flows		0
Cash Flows – Financing		
Member Distributions	(59,800)	
Member Contributions	1,000	
Financing Cash Flows		(58,800)
Cash Increase (Decrease)		1,239
Cash – Beginning of Year		
Cash	11,775	
Total Beginning of Year		11,775
Cash on Statement Date		$13,014

See Accountant's Report and Accompanying Notes

-5-

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Notes to Financial Statements
For the Year Ended December 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PondView Capital LLC, a Delaware Limited Liability Company located in Sherborn, Massachusetts, is a wholly owned subsidiary of PondView LLC (the "Parent" and sole member). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority("FINRA"). The Company was formed in late 2002 and began operations as a broker-dealer in May 2003. The Company advises on and negotiates mergers and acquisitions and private placements for established and emerging companies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2012 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Statements

The company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Revenue Recognition

The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement and a commission paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is finalized.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member, the Parent, for income tax reporting purposes. Under the expense sharing agreement discussed in Note 2, the Parent incurs certain expenses on behalf of the Company, including income taxes, with no apportionment back to the Company. Accordingly, no provision has been made for federal or state income taxes.

The Company is subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

2. MAJOR CUSTOMERS

The Company received 100% of its revenue from four companies during the year ended December 31, 2012.

3. RELATED PARTY TRANSACTIONS

<u>Expense Sharing Agreement</u>

Pursuant to an expense sharing agreement, effective January 1, 2012 the Parent agreed to pay all operating expenses of the Company in connection with the offices in Sherbon including automobile, insurance, postage, telephone, rent, photocopy, miscellaneous office supplies, and the salaries of individuals employed by the Parent who at any time perform work on the Company's matters. The expense sharing agreement provides that no expenses will be apportioned back to the Company and that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and those supplies such as stationery used solely by the Company. Additionally, it states that the Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements. Amounts paid to the Parent are reported as management fees on the Statement of Income. During 2012, $14,400 was paid to the Parent for management fees.

4. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2012, the Company had net capital of $9,514, exceeding the minimum net capital requirement of $5,000 by $4,514. At December 31, 2012, the Company had a ratio of aggregate indebtedness to net capital of .36 to 1.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 25, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2012

Schedule I

Total Members Capital	$ 9,514
Less: Non-Allowable Assets	-
Net Capital	9,514
Less: Capital Requirement	5,000
Excess Net Capital	$ 4,514
Aggregate Indebtedness	$ 3,500
Ratio of Aggregate Indebtedness To Net Capital	.36 to 1

There was no material difference between the audited net capital and the unaudited net capital on the December 31, 2012 FOCUS report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PondView Capital LLC as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only)   _____ **4550**

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   __**X**__ **4560**

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-_____	_____	_____ **4335B**
[4335A]	[4335A2]	
8-_____	_____	_____ **4335D**
[4335C]	[4335C2]	
8-_____	_____	_____ **4335F**
[4335E]	[4335E2]	
8-_____	_____	_____ **4335H**
[4335G]	[4335G2]	
8-_____	_____	_____ **4335I**
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission   _____ **4580**